Exhibit 99.4

CONSENT of AUTHOR

December 8th. 2009

TO:

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

I, P. H. (Marius) Mare, P.Geo., do hereby consent to the public filing, of the technical report titled "AN UPDATED MINERAL RESOURCE ESTIMATE FOR THE CARMEN AND VETA MINITAS DEPOSITS, MONTERDE PROJECT,GUAZAPARES MUNICIPALITY,CHIHUAHIJA STATE, MEXICO"' dated December 1, 2009 (the -Technical Report") and any extracts from. or a summary of. the Technical Report in the Press Releases of Kimber Resources Inc. dated November 18th and December 1st, 2009

I also certify that I have read the written disclosure being filed and confirm that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Dated this 8th day of December, 2009.

[Professional Geoscientist]
[P.H. Mare]
[Province of British Columbia]

/s/ P.H. Mare

P. H. (Marius) Mare. P.Geo.

Vice President, Exploration

Kimber Resources Inc.

Email:

mmare@kimberresources.com